J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

July 24, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Benjamin Richie
Lauren Nguyen
Al Pivot
Terence O’Brien
Division of Corporation Finance
Office of Industrial Applications and Services

Re: Concentra Group Holdings Parent, Inc.

Registration Statement on Form S-1

File No. 333-280242

Acceleration Request

Requested Date: July 24, 2024

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Concentra Group Holdings Parent, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on July 24, 2024, or at such later time as the Company or its outside counsel, Dechert LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as the Representatives, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name:	David Ke
Title:	Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Daniel Parisi
Name:	Daniel Parisi
Title:	Managing Director

BOFA SECURITIES, INC.

By:	/s/ Andreas Apostolatos
Name:	Andreas Apostolatos
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]